UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 9)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o Ceres Monaco SAM
Gildo Pastor Center
7 rue due Gabian
98000 Monaco

Copies to:

Andrew J. Pitts, Esq.	Charles Lubar, Esq.
Cravath, Swaine & Moore LLP	McDermott Will & Emery
Worldwide Plaza	110 Bishopsgate
825 Eighth Avenue	London, ENGLAND EC2N 4AY
New York, New York 10019	+44 20 7577 6900
+1 (212) 474-1132	(telephone number)
(telephone number)	+44 20 7577 6950
+1 (212) 474-3700	(facsimile number)
(facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. □

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter G. Livanos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,543,544

	8	SHARED VOTING POWER
876,000

	9	SOLE DISPOSITIVE POWER
38,543,544

	10	SHARED DISPOSITIVE POWER
876,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,419,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The percentage ownership is calculated based on aggregate number of 95,393,126 Common Shares issued and outstanding as of January 8, 2021.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ceres Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
37,300,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
37,300,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) The percentage ownership is calculated based on aggregate number of 95,393,126 Common Shares issued and outstanding as of January 8, 2021.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blenheim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
37,300,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
37,300,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(3) The percentage ownership is calculated based on aggregate number of 95,393,126 Common Shares issued and outstanding as of January 8, 2021.

Explanatory Note

The purpose of this Amendment No. 9 (this “Amendment No. 9”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012 in respect of the Common stock, par value US $0.01 per share (the "Shares") of Gaslog Ltd. (the "Issuer") (the “Original Schedule 13D”), as amended on March 13, 2014, April 16, 2014, September 26, 2014, March 26, 2015, August 7, 2015, December 21, 2015, June 24, 2019 and June 30, 2020 (as amended, the “Amended Schedule 13D”) is to update the Amended Schedule 13D to reflect (1) the charge by Blenheim Holdings Ltd. over two (2) safekeeping accounts under a secured facility agreement and (2) the purchase by Maple Tree Holdings Ltd. of additional Shares.

Except as set forth below, all Items in the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 2. Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos	c/o Ceres Monaco SAM Gildo Pastor Centre, 7, rue du Gabian, 98000 Monaco	Greece and United Kingdom	GasLog Ltd. c/o 69 Akti Miaouli 18537 Piraeus, Greece	International owner, operator and manager of LNG carriers
Chairman
			Ceres Shipping Ltd. Clarendon House 2 Church Street, HM11 Hamilton, Bermuda	Holding Company that has interests in international operators, owners and managers of LNG carriers and Dry Bulk carriers
Chairman and sole shareholder
Ceres Shipping Ltd.	Clarendon House 2 Church Street Hamilton, HM11 Bermuda	Bermuda	N/A	See above
Directors
Peter G. Livanos	See above	See above	See above	See above
Bruce L. Blythe	Minera Mews London SW1W 96D	U.S.A. and United Kingdom	GasLog Ltd. c/o 69 Akti Miaouli 18537 Piraeus, Greece Director	See above

Ilias A. Iliopoulos		Le Continental Place des Moulins MC 98000, Monaco	Greece	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Managing Director	Family Office
Jean Haramis		Le Continental Place des Moulins MC 98000, Monaco	Switzerland	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Managing Director	Family Office
Officers
Chairman, Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above
Vice Chairman	Bruce L. Blythe	See above	See above	See above	See above
Chief Financial Officer	Athanasios Thanopoulos	6, Parthenonos Street Paleo Faliro Athens 17562, Greece	Greece	DryLog Ltd. c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Chief Financial Officer	Holding Company that has interests in international operators, owners and managers of dry bulk vessels
Chief Compliance Officer, Assistant Secretary	Konstantinos Andreou	13, Terpsihoris Street Paleo Faliro Athens 17562, Greece	Greece	Drylog Services Ltd. 69, Akti Miaouli Street 18537 Piraeus, Greece Legal Counsel	International operator of dry bulk vessels
Secretary	Conyers Corporate Services (Bermuda) Limited	Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	Bermuda	N/A	Resident representatives

Blenheim Holdings Ltd.		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian Monte Carlo 98000, Monaco	Bermuda	N/A	Holding company
Directors
Peter G. Livanos		See above	See above	See above	See above
Ilias A. Iliopoulos		See above	See above	See above	See above
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian Monte Carlo MC 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Legal and Corporate	International operator and manager of dry bulk carriers
Officers
Chief Executive Officer	Peter G. Livanos	See above	See above	See above	See above
Chief Financial Officer	Athanasios Thanopoulos	See above	See above	See above	See above
Chief Compliance Officer, Assistant Secretary	Konstantinos Andreou	See above	See above	See above	See above
Secretary	Conyers Corporate Services (Bermuda) Limited	See above	See above	See above	See above

Item 4. Interest in Securities of the Issuer

In consideration of the First Supplemental Agreement amending the Original Facility Agreement (both as described in Item 6 below), Blenheim granted a charge over two (2) safekeeping accounts together containing 30,800,000 Shares to secure its obligations under a facility in an amount of up to $150,000,000.

Item 5. Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are amended as follows:

 (a) See Items 11 and 13 on Cover Pages to this Amendment No. 9. Percentages are based on 95,393,126 Common Shares issued and outstanding as of January 8, 2021.

Peter G. Livanos. Peter G. Livanos does not directly own any Shares.

Ceres Shipping Ltd. (“Ceres”). Mr. Livanos beneficially owns 100% of the share capital of Ceres. Ceres does not directly own any Shares.

Blenheim Holdings Ltd. (“Blenheim”). Blenheim is the direct owner of 37,300,000 Shares. Ceres beneficially owns a majority of the share capital of Blenheim, and, pursuant to the by-laws of Blenheim:

 “any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by a resolution adopted by [the holders] of a majority of the issued and outstanding shares”.

Accordingly, Ceres may be deemed to beneficially own the Shares directly held by Blenheim.

Mr. Livanos also beneficially owns 100% of the share capital of the following entities (the “Owned Entities”) which directly own an aggregate 1,243,544 Shares:

Entity	Number of Shares Directly Owned
Ash Tree S.A.	690,000
Maple Tree Holdings Ltd.	539,044
Acer Tree SA	14,500

Mr. Livanos is an officer, member of the board of directors and/or settlor of the following entities (the “Controlled Entities”) which directly own an aggregate 876,000 Shares for the benefit of Mr. Livanos and members of his family, accordingly he may be deemed to have shared voting and/or dispositive power over such Shares:

Entity	Number of Shares Directly Owned
Falconera Navigation Inc.	602,000
Chiara Holdings S. de R.L.	181,000
Thatcher Investments Limited	23,250
Eleanor Investments Holdings Limited	23,250
Nelson Equity Limited	23,250
JP Jones Holdings Limited	23,250

Mr. Livanos disclaims beneficial ownership of the Shares owned by the Controlled Entities, and the Controlled Entities disclaim beneficial ownership of the Shares owned by Mr. Livanos and the Owned Entities.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

 (b) Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 9.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 9.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 9.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 9.

(c) On September 25, 2020, Maple Tree Holdings Ltd. (“Maple Tree”), an entity in which Peter G. Livanos owns 100% of the share capital, acquired 100,000 shares in the open market at an average price of $2.7424 per Share. On October 9, 2020, Maple Tree transferred 475,409 Shares previously held by Maple Tree to Blenheim. Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D/A is hereby amended by adding the following:

On December 31, 2020, Blenheim Holdings Ltd., as borrower entered into the First Supplemental Agreement, dated December 31, 2020 (the “First Supplemental Agreement”), with Citibank N.A., London Branch, as lender (the “Lender”) amending and restating the secured facility agreement dated October 31, 2017 between Blenheim, as borrower, and Lender (the “Original Facility Agreement”, as amended by the First Supplemental Agreement, the “Facility Agreement”).  In consideration of the First Supplemental Agreement, Blenheim granted a charge over two (2) safekeeping accounts together containing 30,800,000 Shares (the “Pledged Accounts”) to secure the obligations of Blenheim under the Facility Agreement. All amounts outstanding under the Facility Agreement over the term of the loan(s) are, and will be, secured, among other things, by the Pledged Accounts pursuant to (i) a security agreement (the “Security Agreement”), dated as of December 31, 2020, between  Blenheim and the Lender, (ii) a control agreement (the “Control Agreement”), dated as of December 31, 2020, between Blenheim, the Lender and Credit Suisse (Schweiz) AG, as the custodian and (iii) a pledge agreement (the “Pledge Agreement”), dated as of December 31, 2020, between Blenheim, the Lender and CMB Monaco, as the third party custodian. If Blenheim defaults on its obligations under the Facility Agreement then the Lender may declare all borrowings outstanding under the Facility Agreement, to be immediately due and payable, and if Blenheim does not pay such amounts, the Lender may elect, among other things, to foreclose on the Pledged Accounts under the Facility Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Security Agreement, dated December 31, 2020, between Blenheim Holdings Ltd., as borrower, and Citibank, N.A., London Branch, as lender.

Exhibit 2 Control Agreement, dated December 31, 2020, between Blenheim Holdings Ltd., as borrower, Citibank, N.A., London Branch, as lender and Credit Suisse (Schweiz) AG, as the custodian.

Exhibit 3 Pledge Agreement, dated December 31, 2020, between Blenheim Holdings Ltd., as borrower, Citibank, N.A., London Branch, as lender and CMB Monaco, as the third party custodian.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2021

Peter G. Livanos

By:	/s/ Peter G. Livanos

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Director

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Director